中信泰富有限公司
**BY COURIER**
===========

Exemption No. 82-5232



**CITIC PACIFIC**

Date: 20th November, 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

03037676

SUPPL

03 NOV 21 AM 7:21

Dear Sirs,

**Re: CITIC Pacific Limited ("the Company")**

For the purpose of continuing to claim exemption pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we hereby furnish to the Commission the information required by Rule 12g 3-2(b).

Set out in the annexure is a list of information, a copy of which is enclosed herewith, that the Company since October 21, 2003 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited (the "HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company.

Also set forth therein in connection with each item is (i) the date on which the particular item was or is required to be made public, filed with the HKSE, or distributed and (ii) the entity requiring that item be made public, filed with the HKSE or distributed.

Please feel free to contact the undersigned should you have any question concerning the above.

Thank you for your attention.

PROCESSED

DEC 03 2003

THOMSON
FINANCIAL

Yours faithfully,
For and on behalf of
CITIC PACIFIC LIMITED

Alice Tso
Company Secretary

Encl.
*AT/wy/LTR-2173*

CITIC Pacific Ltd 32nd Floor, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong
Tel: 2820 2111  Fax: 2877 2771  Email: contact@citicpacific.com  Web Site: www.citicpacific.com

Annexure

CITIC Pacific Limited

<u>List of Information that the Company since October 21, 2003 (i) made or was required to make public pursuant to the laws of Hong Kong (ii) filed or was required to file with the Stock Exchange of Hong Kong Limited ("HKSE") on which the securities of the Company are traded and which was made public by the HKSE; and (iii) distributed or was required to distribute to the holders of the securities of the Company</u>

1.  Document : Monthly Return on Movement of Listed Equity Securities
    Date : November 5, 2003
    Entity Requiring Item : HKSE (pursuant to the Rules Governing the Listing of Securities on the HKSE)

# Monthly Return On Movement of Listed Equity Securities
## For the month ended    31st October, 2003

To : The Listing Division of The Stock Exchange of Hong Kong Limited
CC: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From :    CITIC Pacific Limited
                        (Name of Company)

          Alice Tso Mun Wai                                    Tel No.:    2820-2111
                    (Name of Responsible Official)

Date :  5th November, 2003

---

**(A) Information on Types of Listed Equity Securities :**
    (please tick wherever applicable)

    1. Ordinary shares :                    2. Preference shares :

    ✓ Other classes of shares :              please specify : _____ shares _____

    4. Warrants :                           please specify : _____

---

**(B) Movement in Authorised Share Capital:**

|  | No. of ~~ordinary~~ shares/ ~~Preference shares~~/ ~~other classes of shares~~ | Par Value (HK$) | Authorised Share Capital (HK$) |
|---|---|---|---|
| Balance at close of preceding month | 3,000,000,000 | 0.40 | 1,200,000,000 |
| Increase/(Decrease) (EGM approval date): _____) | --- | -- | --- |
| Balance at close of the month | 3,000,000,000 | 0.40 | 1,200,000,000 |

---

**(C) Movement in Issued Share Capital:**

|  | No. of ~~Ordinary~~ shares | No. of Preference shares | No. of other classes of shares |
|---|---|---|---|
| Balance at close of preceding month: | 2,188,460,160 | -- | --- |
| Increase/(Decrease) during the month | --- | -- | --- |
| Balance at close of the month : | 2,188,460,160 | -- | --- |

**(D) Details of Movement :**
  * please delete and insert 'N/A' wherever inapplicable

| TYPE OF SECURITIES | SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH | MOVEMENT DURING THE MONTH | | | SECURITIES IN ISSUE AT CLOSE OF THE MONTH | IN NO. OF NEW SHARES ARISING THEREFROM |
|---|---|---|---|---|---|---|
| SHARE OPTIONS* Type | No. of Options | Granted | Exercised | Cancelled | No. of Options | |
| CITIC Pacific Share Incentive 1. Plan 2000<br>Exercise price:<br>HK$ 18.20<br><br>2. _____<br>Exercise price:<br>HK$ _____ | 11,550,000 | -- | -- | -- | 11,550,000 | Nil |
| WARRANTS* Date of Expiry N/A | Nominal Value (HK$) | Exercised (HK$) | | | Nominal Value (HK$) | |
| 1. _____<br>Subscription price:<br>HK$ _____<br><br>2. _____<br>Subscription price:<br>HK$ _____ | | | | | | |
| CONVERTIBLES* Class N/A | Units | Converted (Units) | | | Units | |
| _____<br>Convertible price:<br>HK$ _____ | | | | | | |
| OTHER ISSUES OF SHARES* N/A | | | | | | |
| Rights Issue | Price : | Issue and allotment Date : | | | | |
| Placing | Price : | Issue and allotment Date: | | | | |
| Bonus Issue | | Issue and allotment Date: | | | | |
| Scrip Dividend | | Issue and allotment Date : | | | | |
| Repurchase of share | | Cancellation Date : | | | | |
| Redemption of share | | Redemption Date : | | | | |
| Consideration issue | Price: | Issue and allotment Date : | | | | |
| Others (please specify) | Price: | Issue and allotment Date : | | | | |
| Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: | | | | | | Nil |

Remarks : _____
_____

Authorised Signatory:

Name : Alice Tso Mun Wai
Title : Company Secretary